UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 65703/November 8, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14588

In the Matter of	:	ORDER MAKING FINDINGS
	:	AND REVOKING
ACS ACQUISITION CORP.,	:	REGISTRATIONS BY
AMERICAN RADIO EMPIRE, INC.,	:	DEFAULT AS TO FOUR
AMERICAN RESOURCES & DEVELOPMENT CO.,	:	RESPONDENTS,
AVIATION GENERAL, INC.,	:	POSTPONING HEARING,
THE BOMBAY COMPANY, INC., and	:	AND SCHEDULING
BRODIE EXPLORATION CORP.	:	PREHEARING
	:	CONFERENCE AS TO THE
	:	BOMBAY COMPANY, INC.

The Securities and Exchange Commission (Commission) issued an Order Instituting Administrative Proceedings (OIP) on October 14, 2011, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Office of the Secretary and the Division of Enforcement (Division) have provided evidence that Respondents were served with the OIP by October 20, 2011, in accordance with 17 C.F.R. § 201.141(a)(2)(ii). Respondents' Answers were due November 2, 2011. See OIP at 3; 17 C.F.R. §§ 201.160(b), .220(b). To date, no Respondent has filed an Answer.[1]

ACS Acquisition Corp. (ACS Acquisition), American Resources & Development Co. (American Resources & Development), Aviation General, Inc. (Aviation General), and Brodie Exploration Corp. (Brodie Exploration) (collectively, Respondents) are in default for failing to file Answers to the OIP or otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f). As authorized by Commission Rule of Practice 155(a), I find the following allegations in the OIP to be true.

ACS Acquisition (CIK No. 1112167) is a revoked Nevada corporation located in Las Vegas, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). ACS Acquisition is delinquent in its filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB/A registration statement on April 24, 2000,

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[1] The proceeding has ended as to Respondent American Radio Empire, Inc. See ACS Acquisition Corp., Exchange Act Release No. 65651 (Oct. 28, 2011). The Bombay Company, Inc. (Bombay), is negotiating a settlement agreement with the Division.

which reported a net loss of over $5,000 between its inception date on March 6, 2000, and March 31, 2000.

American Resources & Development (CIK No. 812555) is a Utah corporation located in Murray, Utah, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). American Resources & Development is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2009.

Aviation General (CIK No. 1063703) is a void Delaware corporation located in Bethany, Oklahoma, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Aviation General is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2004, which reported a net loss of over $571,000 for the prior six months. As of October 12, 2011, the company's stock (symbol "AVGE") was traded on the over-the-counter markets.

Brodie Exploration (CIK No. 14423) is a Colorado corporation located in Houston, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Brodie Exploration is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended December 31, 2000, which reported a net loss of over $84,000 for the prior twelve months.

In addition to repeated failures to file timely periodic reports, Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. See 17 C.F.R. §§ 240.13a-1, -13.

As a result of the foregoing, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Respondents.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of ACS Acquisition Corp., American Resources & Development Co., Aviation General, Inc., and Brodie Exploration Corp. is hereby REVOKED.

IT IS FURTHER ORDERED THAT the hearing currently scheduled for November 14, 2011, is POSTPONED, and a prehearing conference as to Bombay will be held by telephone on December 14, 2011, at 2:00 p.m. EST, with the Division making arrangements for the call.

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Robert G. Mahony
Administrative Law Judge